Exhibit 99.1

For Immediate Release

RRSAT APPOINTED AS INMARSAT DISTRIBUTION PARTNER
FOR BROADBAND GLOBAL AREA NETWORK (BGAN)
SERVICES

Partnership Significantly Enhances the RRsat Mobile Satellite Services

Airport City Business Park, Israel – November 20, 2013 - Inmarsat (LSE: ISAT.L), the leading provider of global mobile satellite communications services, has appointed Station711, the Mobile Satellite Services (MSS) arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST) as a Broadband Global Area Network (BGAN) Distribution Partner.

The new distribution agreement expands Station711’s longstanding relationship with Inmarsat and is a strong indicator of the strength of the partnership. Station711 has been a Distribution Partner for Inmarsat’s FleetBroadband maritime service and its GSPS handheld service for several years.

The new BGAN distribution agreement enables Station711 to offer the benefits of Inmarsat’s award-winning L-band service to the government and defense markets throughout Israel. These services include BGAN HDR, a new high-data rate-streaming service. RRsat will leverage BGAN HDR and other BGAN-based services to expand its offerings for both new and existing customers.

RRsat, of which Station711 is the MSS division, will have a role as a BGAN distribution partner that will enable the fast development of powerful and innovative solutions for the company’s end-users.

“We are delighted to have been chosen as a BGAN Distribution partner for Inmarsat, helping facilitate expanded offerings,” said Kobi Ohayon, Managing Director of Mobile Satellite Services at RRsat. “It’s a significant milestone for RRsat and a vote of confidence in our long and fruitful relationship with Inmarsat. We look forward to expanding Station711’s solutions to new markets and offering valuable services that leverage BGAN network capabilities.”

“Inmarsat values the role of its distribution partners and RRsat is a valued addition to our global channel network,” said Andy Start, President, Inmarsat Global Government. “Our relationship with RRsat’s Station711 goes back a number of years and we are delighted to welcome them as a partner for our BGAN services. Their track record is excellent and we look forward to working closely together.”

About Station711
Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station 711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fibre optics network, Station 711 has you covered to guarantee seamless global communications anywhere, anytime. The Station 711 platform, based on the most advanced technologies, can be integrated into yours existing communications infrastructures. This unique capability results in significant cost and resource savings.

About Inmarsat
Inmarsat plc is the leading provider of global mobile satellite communications services. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. Inmarsat employs around 1,600 staff in more than 60 locations around the world, with a presence in the major ports and centres of commerce on every continent. Inmarsat is listed on the London Stock Exchange (LSE:ISAT.L). For more information, please visit www.inmarsat.com.

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About RRsat
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More  than  130  channels  use  RRsat’s advanced  production and playout  centers, comprising  of comprehensive  media  asset  management services. Visit the company's website www.rrsat.com.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

RRsat Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Inmarsat Contact Information: Jonathan Sinnatt, Head of Corporate Communications Tel: +44 (0)20 7728 1935 jonathan.sinnatt@inmarsat.com